[NATIONAL BANKSHARES, INC. LETTERHEAD]



                                 March 15, 1999




                             Stock Repurchase Offer
                             ----------------------
Dear Shareholder:

        I am pleased to inform you that National Bankshares, Inc. (the "Company"), the holding company for The National Bank of Blacksburg and the Bank of Tazewell County, is offering to purchase 200,000 shares (representing approximately 5.3% of currently outstanding shares) of its common stock from its shareholders through a tender offer at a price of $28.00 net per share (the "offer"). Any shares tendered and accepted according to the terms of this offer will result in no brokerage fees or commissions for the owner in this transaction. To the best of the Company's knowledge, the most recent trade for the Company's common stock was for 800 shares at $22.00 per share on March 8, 1999.

        All of the shares that are validly tendered and accepted will be purchased for cash to be paid to the selling shareholder. All other shares which have been tendered and not purchased will be returned to the tendering shareholder. If this offer is over-subscribed, we may have to prorate some of the offers. Also, we are giving first preference for a complete tender to those who own fewer than 100 shares and are tendering all of those shares.

        The Company is making this offer as a part of a plan developed to enhance shareholder value. Over the past few years, the Company's profitable operations have increased capital in excess of regulatory standards, and the amount of capital on hand now is more than needed to support the Company's banking business. After considering other alternatives, the Company's management and its Board of Directors believe that reducing outstanding capital by this repurchase will maximize shareholder value in the long term.

        The result of the offer and reduction in capital should increase return on equity and earnings per share by reducing the amount of equity and shares outstanding. We hope the offer also will provide immediate liquidity for shareholders who need it. We believe that remaining capital and future earnings will be adequate to meet funding needs for the foreseeable future. After completion of the offer, we expect that the Company and both banks will continue to maintain the highest regulatory standard for capital, which is designated as "well capitalized" by the Federal Deposit Insurance Corporation Improvement Act of 1991.

        The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, detailed instructions on how to tender those
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shares are provided in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the offer. Please note that the tender offer is scheduled to expire at 5:00 p.m. on April 30, 1999, unless extended by the Company. Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or not. Thank you for your consideration of this offer.

                                   Sincerely,

                                            /s/ JAMES G. RAKES
                                            ------------------
                                            James G. Rakes
                                            Chairman
                                            President & CEO